SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CELLECTAR BIOSCIENCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

15117F302
(CUSIP Number)

WISCONSIN ALUMNI RESEARCH FOUNDATION
614 Walnut Street, 13th Floor
Madison, Wisconsin 53726
(608) 263-2500
Attention:  Stephanie Adamany

Copy to:
C. J. Wauters
Godfrey & Kahn, S.C.
833 East Michigan Street, Suite 1800
Milwaukee, WI  53202
   (414) 273-3500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §Sec. 240.13d-1(e), §Sec. 240.13d-1(f) or §Sec. 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  15117F302

1)

Name of Reporting Person

Wisconsin Alumni Research Foundation

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO (501(c)(3) Corporation Funds)

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	602,817(1)
8)	Shared Voting Power:
9)	Sole Dispositive Power:	602,817(1)
10)	Shared Dispositive Power:

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

602,817(1)

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [     ]

13)

Percent of Class Represented by Amount in Row (11)

9.0%

14)

Type of Reporting Person

CO
______
(1)  Excludes 469,484 shares of the issuer’s Common Stock underlying Series A Warrants and 133,333 shares of the issuer’s Common Stock underlying Series C Warrants, which are not currently exercisable by the Reporting Person.  See Item 4.

Item 1.  Security and Issuer

This statement relates to the common stock (“Common Stock”), $0.00001 par value, of Cellectar Biosciences, Inc., a Delaware corporation (the “Company”), the principal executive offices of which are located at 3301 Agriculture Drive, Madison, Wisconsin 53716.

Item 2.  Identity and Background

(a)

This statement is filed by Wisconsin Alumni Research Foundation (the “Reporting Person”) with respect to shares of Common Stock beneficially owned by the Reporting Person.

(b)

The address of the Reporting Person is 614 Walnut Street, 13th Floor, Madison, Wisconsin 53726.

(c)

The Reporting Person is the private, nonprofit dedicated patent and licensing organization for the University of Wisconsin–Madison.  The Reporting Person generates revenue from licensing royalties and investment activity.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a nonstock, nonprofit Wisconsin corporation.

Item 3.  Source and Amount of Funds or Other Consideration

The net investment cost (including commissions) of the shares of Common Stock beneficially owned by the Reporting Person and reflected in this Amendment No. 1 to Schedule 13D was $1,200,000.  The securities were purchased with the funds of the Reporting Person, which is a 501(c)(3) corporation.

Item 4.  Purpose of Transaction

The Reporting Person acquired the shares of Common Stock reflected in this Amendment No. 1 to Schedule 13D for investment purposes, and the Reporting Person intends to evaluate the performance of such shares as an investment in the ordinary course of business.  The Reporting Person has licensed a patent to the Company covering the method of use of CLR-131 as an agent for treating Multiple Myeloma.  The Company already possesses a non-exclusive, worldwide, royalty-free, fully paid-up, irrevocable license to the invention as part of a master agreement with the University of Wisconsin–Madison.  With this license, the Company will hold the exclusive commercial rights to the patent application.

As part of the transaction pursuant to which the Reporting Person acquired 469,484 of the shares of Common Stock reported as beneficially owned in this Schedule 13D, which was completed as of April 20, 2016, the Reporting Person also acquired 469,484 Series A warrants (the “Series A Warrants”).   Each Series A Warrant represents the right to purchase one share of Common Stock at an exercise price equal to $3.04, subject to certain adjustments.   Under the terms of the Series A warrants, each Series A Warrant was exercisable as of April 20, 2016 and may be exercised up to and including the close of business on the fifth anniversary of the date of issuance.  However, the Series A Warrants contain a “beneficial ownership blocker” provision pursuant to which a holder may not exercise any portion thereof to the extent that the exercise would result in the holder beneficially owning in excess of the Beneficial Ownership Limitation (as defined in the Series A Warrants).  The Beneficial Ownership Limitation is defined as 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, which may be increased to up to 9.99% upon 61 days’ notice by the holder.  As a result of this provision, the Series A Warrants held by the Reporting Person are not currently exercisable and are therefore not included in the beneficial ownership totals reported hereunder.  Each Series A Warrant has a cashless exercise right in the event that the shares of Common Stock underlying such warrants are not covered by an effective registration statement at the time of exercise.  The Series A Warrants are callable by the Company under the circumstances described therein.

As part of the transaction pursuant to which the Reporting Person acquired 133,333 of the shares of Common Stock reported as beneficially owned in this Schedule 13D, which was completed as of November 28, 2016, the Reporting Person also acquired 133,333 Series C warrants (the “Series C Warrants”).   Each Series C Warrant represents the right to purchase one share of Common Stock at an exercise price equal to $1.50, subject to certain adjustments.   Each Series C Warrant was exercisable as of November 28, 2016 and may be exercised up to and including the close of business on the fifth anniversary of the date of issuance.  However, the Series C Warrants contain a “beneficial ownership blocker” provision substantially identical to that which is described in the foregoing paragraph.  As a result, the Series C Warrants held by the Reporting Person are not currently exercisable and are therefore not included in the beneficial ownership totals reported hereunder.  Each Series C Warrant has a cashless exercise right in the event that the shares of Common Stock underlying such warrants are not covered by an effective registration statement at the time of exercise.  The Series C Warrants are callable by the Company under the circumstances described therein.

Other than as set forth in this Item 4, the Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person, to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of Directors of the Company concerning the business, operations or future plans of the Company.  Depending on various factors, including, without limitation, the Company’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may, in the future take such actions with respect to its investment in the Company as it deems appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, taking any other action with respect to the Company or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to take whatever future action it deems appropriate regarding the Company and its securities under the circumstances as they then exist.

Item 5.  Interest in Securities of the Issuer

(a)

The Reporting Person is the beneficial owner of 602,817 shares, or 9.0%, of the outstanding shares of Common Stock.  This total does not include the shares of Common Stock underlying the 469,484 Series A Warrants  and the 133,333 Series C Warrants held by the Reporting Person.   See Item 4 for additional information regarding the Series A Warrants.

(b)

The Reporting Person has sole voting and sole dispositive power with respect to 602,817 shares of Common Stock beneficially owned by the Company.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Series A Warrants and the Series C Warrants acquired by the Reporting Person, the terms of which are described in Item 4 of this Schedule 13D and forms of which are attached hereto as Exhibits 1 and 2, respectively, and incorporated herein by reference, and as otherwise disclosed in this Schedule 13D, there are no contracts, understandings, or relationships between the Reporting Person and any third person with respect to the shares of Common Stock or any other securities of the Company.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1

Form of Series A Warrants (Incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Person on April 25, 2016)

Exhibit 2

Form of Series C Warrants

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  December 1, 2016

WISCONSIN ALUMNI RESEARCH FOUNDATION

By:  /s/ Carrie Thome

Carrie Thome
Director of Investments